UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 31, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 1279

(publicly held company)

MINUTES OF THE JOINT MEETING OF THE FISCAL COUNCIL AND STATUTORY AUDIT COMMITTEE HELD ON JANUARY 29TH, 2018

1.                                     Date, Time and Place: Held on January 29th, 2018, at 07:30 AM, at the Company’s headquarters at Rua Fidêncio Ramos, No. 302, Tower B, 4th floor, Vila Olímpia, Zip Code 04551-010, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Call notice dismissed due to the attendance of the totality of the effective members of the Fiscal Council and the Statutory Audit Committee.

3.                                     Attendance: All the effective members of the Fiscal Council of the Company in attendance: Messrs. Maurício Aquino Halewicz (Chairman of the Fiscal Council), Gilsomar Maia Sebastião, and Domenica Eisenstein Noronha. All the members of the Statutory Audit Committee of the Company in attendance: Julio Sergio de Souza Cardozo (Coordinator of the Statutory Audit Committee), José Écio Pereira da Costa Junior (financial specialist) and Maria Paula Soares Aranha.

4.                                    Presiding:          Sr. Maurício Aquino Halewicz — Chairman.

Sr. André Luiz Gonçalves — Secretary.

5.                                     Agenda: Deliberate about (i) the capital expenditure budget for 2018 fiscal year; (ii) the financial statements of the Company and the respective explanatory notes; (iii) the allocation of results of the fiscal year ended on December 31, 2017; (vi) to examine the realization of deferred income tax and social contribution.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the members of the Fiscal Council and Statutory Audit Committee, by unanimous vote and without reservations and/or qualifications, decided to:

(i)                Budget for the fiscal year of 2018

Approve the proposed capital expenditure budget of the Company for the 2018 fiscal year, pursuant to Exhibit I herein, in accordance with the attached Opinion of the Fiscal Council, as per the Opinion of the Fiscal Council, Exhibit II herein.

(ii)            Financial statements

Manifest its favorable opinion to forward the Company’s financial statements, the respective explanatory notes, and the other statements related to the fiscal year ended on December 31, 2017, to the consideration of the General Shareholders’ Meeting, after considering the clarifications presented by the independent auditors of BDO RCS Auditores Independentes SS, as per the attached Opinion of the Fiscal Council, Exhibit III herein.

(iii)        Profit destination

To recommend the approval of the net profit destination, in accordance with the Company’s financial statements related to the fiscal year ended on December 31, 2017, as follows: (i) the retention, for the formation of the legal reserve, of the amount of R$ 54.263.238,86 (fifty-four million, two hundred sixty-three thousand, two hundred thirty-eight reais and eighty-six cents), corresponding to 5% (five per cent) of the net income of the year; (ii) the retention of net income for allocation in the Profit Reserve for Investments, in the amount of R$ 773.251.153,76 (seven hundred seventy-three million, two hundred fifty-one thousand, one hundred fifty-three reais and seventy-six cents), in accordance with the capital expenditure budget proposed by the management of the Company (Exhibit II); (iii) the distribution of the minimum compulsory dividends of 25% (twenty-five per cent) of the net income of the fiscal year ended on December 31, 2017, adjusted in accordance with the terms Article 202 of Law No. 6.404/76, which is equal to R$ 0,465940012 per common share, of the adjusted net income of the year, totaling R$ R$ 257.750.384,59 (two hundred fifty-seven million, seven hundred fifty thousand, three hundred eighty-four reais and fifty-nine cents);

(iv)         Realization of deferred income tax and social contribution

Approve the estimates of realization of deferred income tax and social contribution, assets and liabilities, based on the premises adopted by the Company’s Management, as well the result projections.

7.                                     Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees. Attendance related to the Fiscal Council: Maurício Aquino Halewicz (Chairman of the Fiscal Council), Gilsomar Maia Sebastião, e Domenica Eisenstein Noronha. Attendance related to the Statutory Audit Committee: Julio Sergio de Souza Cardozo (Committee Coordinator), José Écio Pereira da Costa Junior (financial specialist) e Maria Paula Soares Aranha. Secretary: Ms. André Luiz Gonçalves.

São Paulo, January 29th, 2018.

Meeting Board:

Maurício Aquino Halewicz	André Luiz Gonçalves
Presidente	Secretário

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 1279

(publicly held company)

EXHIBIT I TO THE MINUTES OF THE JOINT MEETING OF THE FISCAL COUNCIL AND STATUTORY AUDIT COMMITTEE HELD ON JANUARY 29TH, 2018

Capital Expenditure Budget Proposal

To the FIBRIA CELULOSE S.A. shareholders

According to the terms provided in the article 196 of Law no. 6.404/76, with the wording settled by Law no. 10.303 of October 31st, 2001, the Management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby presents the Capital Expenditure budget proposal.

The proposal of the allocation of the result of 2017, included in the Fibria’s Financial Statements, in order to meet its investment plan, states that, after the adjustments established in the articles 193 and 202 of Law 6.404/76, will be retained the amount of R$ 773,252 thousand, allocated to the Reserve for Investments, which will be added (i) to the current balance of this reserve, in the amount of R$ 2,010,024 thousand; and (ii) to the unclaimed dividends forfeited, in the amount of R$ 44 thousand.

The capital expenditure budget plan for 2018, dully approved in the Board of Directors’ Meeting, held on December 20, 2017, totals the amount of R$ 3,687 million, as per detailed below:

R$ million
Maintenance	481
Modernization	174
Information Technology	23
Forestry — Renewal	2.126
Safety/Environment	87
Pulp Logistic	346
Expansion - Horizonte 2 Project	444
Others	6
Total Capital Expenditure	3.687

The investments will be executed primarily with incomes retained in the Profit Reserve for Investments in the amount of R$ 2,783 thousand. The difference, in the amount of R$ 904 million, for the realization of the total proposed investments by the Management, will be executed with use of Company’s own funds (obtained through its operational activities along the fiscal year) and third parties

Sources and Uses Summary Table

Sources	R$million
Income retained for investments
Total balance of the reserve for investments	2.010
Retained income in 2017	773

Own funds (obtained through its operational activities along the fiscal year)/third partie	904

TOTAL	3.687

Uses

Total of Investments (as per “capital expenditure budget plan for 2018” table)	3.687

As per the capital expenditure budget proposal presented above, please do not hesitate to contact the Management to obtain any further clarification needed.

São Paulo, January 29, 2018.

THE MANAGEMENT

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 1279

(publicly held company)

EXHIBIT II TO THE MINUTES OF THE JOINT MEETING OF THE FISCAL COUNCIL AND STATUTORY AUDIT COMMITTEE HELD ON JANUARY 29TH, 2018

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on January 29, 2018 in the Company’s headquarter, examined the Financial Statements: Individual (controlling company) and consolidated (Fibria and its subsidiaries) and the respective explanatory notes, the Management Annual Report and other financial statements prepared by the Company for the fiscal year ended December 31, 2017, as well as the proposals contained therein, including the capital expenditure proposal for the fiscal year of 2018. Based on the analysis carried out and considering the opinion of the independent auditors, BDO RCS Auditores Independentes SS, dated January 29, 2018, presented without reservations, as well as the information and clarifications provided by representatives of the Company during the year, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such documents and proposals for approval of the the General Shareholders’ Meeting, related to the fiscal year of 2017.

São Paulo, January 29, 2018.

Maurício Aquino Halewicz	Gilsomar Maia Sebastião
Chairman of the Fiscal Council	Member of the Fiscal Council

Domenica Eisenstein Noronha
Member of the Fiscal Council

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 1279

(publicly held company)

EXHIBIT III TO THE MINUTES OF THE JOINT MEETING OF THE FISCAL COUNCIL AND STATUTORY AUDIT COMMITTEE HELD ON JANUARY 29TH, 2018

Statutory Audit Committee Report

The members of the Statutory Audit Committee of Fibria Celulose S.A., in the course of their attributions and legal responsibilities, as set forth in the Internal Regulations of the committee itself, proceeded with the assessment of the financial statements, along with the independent auditors’ report and with the annual management report related to the fiscal year ended on December 31st, 2017 (“2017 Annual Financial Statements”). Considering the information provided by the Company management and by BDO RCS Auditores Independentes S/S, as well as the proposal for the 2017 income allocation, assuming that it properly reflects the equity and financial position of the Company and its controlled companies in all relevant aspects, such members unanimously recommend the approval of the documents by the Board of Directors of the Company and their referral to the the General Shareholders’ Meeting, under the terms of the Brazilian Law of Corporations.

São Paulo, January 29th, 2018.

Júlio Sérgio de Souza Cardozo
Committee Coordinator

José Écio Pereira da Costa Junior	Maria Paula Soares Aranha
Member and Financial Specialist	Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO